FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     [    ]         No     [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Notwithstanding the foregoing, information contained in the attached press release under the heading “About Reducol” and on the website www.reducol.com and “About Albert Heijn”, is not incorporated by reference in the prospectus. Information contained in the attached press release contains forward looking information.

“A Life Sciences Company”

For Immediate Release	October 2, 2007

Netherlands’s Largest SuperMarket Chain, Albert Heijn, Expands Range of Reducol™ Products

~Innovative Product Development Yields New Product in Organic Milk Category~

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that the Netherlands’s largest retailer, Albert Heijn, has launched an organic, cholesterol-lowering, skim milk drink incorporating Forbes Medi-Tech’s cholesterol-lowering ingredient, Reducol™. This premium milk drink, marketed under the Albert Heijn private label brand, is available in stores across the Netherlands.

“At the forefront of product innovation, Forbes Medi-Tech continues to help develop and launch heart healthy products in new food categories with some of the world’s most progressive retailers,” said Charles Butt, President and CEO of Forbes Medi-Tech. “This high value, premium product is a clear example of meeting the needs of consumers in the growing organic marketplace.”

About Reducol™

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, or “sterols”.  The combination of a prudent diet and consumption of products containing the recommended amount of Reducol™ may help consumers lower their cholesterol by up to 24%. Additional information on Reducol™ can be found at www.reducol.com

About Albert Heijn

With approximately 700 stores, Albert Heijn is the largest supermarket chain in the Netherlands. Albert Heijn stores serve approximately 2.5 million people each week. The company’s goal is to make everyday products affordable for customers and to provide them with a unique offering. As the largest supplier of grocery products in the Netherlands, Albert Heijn plays a significant role in the sphere of tasty and healthy food and beverages. By introducing cholesterol-lowering products under its private label, Albert Heijn will make them available to a wide group of consumers.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech (“Forbes” or the “Company”) has relied solely on Albert Heijn for the information about Albert Heijn provided in this News Release and the Company disclaims any liability with respect to such information.  Forbes disclaims responsibility for information contained in any linked or referenced website, and such links and references do not constitute an endorsement by Forbes of those or any other website.  This News Release contains forward-looking statements and information regarding Reducol™, and Forbes’ strategy and vision, which statements can be identified by the use of forward-looking terminology such as “continues”, “new”, “may”, ”strategy” and “vision” or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, including  the Company’s need for additional funding in the near term, the availability and sufficiency of which is not assured; product liability and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; reliance by the Company on its suppliers, manufacturers and customers for performance; the need for regulatory approvals, which are not assured and which may be denied or withdrawn; uncertainty whether the Company will realize is strategies and vision; intellectual property risks; manufacturing risks and the need to manufacture to regulatory standards; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.